                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [_] Form 20-F   [_] Form 11-K
             [_] Form 10-Q  [_] Form N-SAR

For Period Ended: December 31, 1998
                  -----------------

                [_] Transition Report on Form 10-K
                [_] Transition Report on Form 20-F
                [_] Transition Report on Form 11-K
                [_] Transition Report on Form 10-Q
                [_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      Part I, Item I and Part II, Item 6
--------------------------------------------------------------------------------

                        PART I - REGISTRANT INFORMATION

                        United Park City Mines Company
--------------------------------------------------------------------------------
Full Name of Registrant

                                      N/A
--------------------------------------------------------------------------------
Former Name if Applicable

                                 P.O. Box 1450
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                             Park City, Utah 84060
--------------------------------------------------------------------------------
City, State and Zip Code

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[_] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The necessary detailed information could not be collected in order to make a full and accurate disclosure with regard to Part I, Item I and Part II, Item 6 of Form 10-KSB.


                                               (Attach Extra Sheets if Needed)


                          PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
        Edwin L. Osika, Jr.               435                  649-8011
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [_] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================

                        United Park City Mines Company
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 29, 1999                 By   /s/ Edwin L. Osika, Jr.
    ------------------------------        --------------------------------------
                                           Executive Vice President,
                                             Secretary-Treasurer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTACHMENT TO FORM 12B-25

Explanation to Part IV(3):

For the year ended December 31, 1997, the Registrant experienced a Net Loss of $2,339,090 and will report a net profit of $648,995 for the year ended December 31, 1998. The Net Profit for the year ended December 31, 1998 is primarily the result of increased sales of real estate in its Deer Crest development project.